Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESOLUTIONS PASSED AT THE SECOND EXTRAORDINARY GENERAL MEETING OF 2020

AND

APPOINTMENT OF DIRECTOR

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) is pleased to announce that the Company’s second extraordinary general meeting of 2020 (the “EGM”) was held in Beijing at 9 a.m. on 28 September 2020 and the resolutions set out below were duly passed.

The Board also wishes to notify the shareholders of the Company (the “Shareholders”) of details relating to the appointment of Directors.

Resolutions Passed at the Second Extraordinary General Meeting of 2020

We refer to the notice of the EGM dated 12 August 2020 (the “Notice”) and the circular of the Company dated 12 August 2020 in relation to the EGM (the “Circular”). Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

The Board is pleased to announce that the EGM was held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC at 9 a.m. on 28 September 2020.

The meeting was convened by the Board, and was chaired by Mr. Dai Houliang, the Chairman of the Company. Some of the Company’s Directors, Supervisors and senior management attended the EGM. The EGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the EGM, the following ordinary resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

Resolutions		For		Against		Abstain
		Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)
1.	To consider and approve the Transactions, and to authorize the Chairman (and the authorized representatives of the Chairman) to take all necessary actions to determine and deal with the Transactions, approve the relevant agreements, contracts and legal documents, amend, supplement, sign, submit, report and execute all agreements, contracts and documents as deemed appropriate or necessary, deal with the relevant declaration matters, and take all other actions as deemed necessary, beneficial or appropriate to execute the terms of the Transactions and/or make the terms of the Transactions effective.	156,528,811,021	99.996305	5,354,000	0.003420	430,200	0.000275
2.	To consider and approve the election of Mr. Huang Yongzhang as Director of the Company.	156,459,236,883	99.951858	74,571,138	0.047639	787,200	0.000503

As the above resolutions were passed by a simple majority, these resolutions were duly passed as ordinary resolutions.

As at the date of the EGM:

(1)

The issued share capital of the Company and total number of Shares entitling the holders to attend and vote for or against the resolutions set out above at the EGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.

(2)	Information on the Shareholders and proxies who attended and voted at the EGM is as follows:

Number of Shareholders or proxies who attended and voted at the EGM	134
Total number of voting shares of the Company held by such attending Shareholders or proxies	156,534,595,221
of which: A Shares H Shares	149,947,024,656 6,587,570,565
Percentage of such voting shares of the Company held by such attending Shareholders or proxies, as compared with the total number of voting shares of the Company (%)	85.528226
of which: A Shares (%) H Shares (%)	81.928873 3.599353

(3)	There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the EGM or that are required to abstain from voting.

(4)

The poll results were subject to scrutiny by Xiong Xiaotong and Fan Kun, representatives of holders of A Shares, Lu Yaozhong, Supervisor of the Company, Gao Yimin of King & Wood Mallesons and Hong Kong Registrars Limited. Hong Kong Registrars Limited acted as the scrutineer for the vote-counting.

Appointment of Director

The Board is pleased to announce that according to the poll results of the EGM, Mr. Huang Yongzhang was elected as the Director, effective immediately. Please refer to the Circular for resume of Mr. Huang Yongzhang.

By order of the Board PetroChina Company Limited Company Secretary
Chai Shouping

Beijing, China

28 September 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo, Mr. Jiao Fangzheng and Mr. Huang Yongzhang as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

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